Control Number : 19108837

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

I, **Brad Raffensperger**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Recruiting Analytics Inc

a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on 03/01/2023 and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **03/07/2023**.



Brad Raffensperger

Brad Raffensperger
Secretary of State

Recruiting Analytics Inc.

#549 885 Woodstock Rd• Roswell, GA, Suite 430, 30075• Phone: 7702985114 • E-Mail: athurman@recruiting- analytics.com Web: www.reel-analytics.net

Articles of Amendment

Name of Corporation: Recruiting Analytics Inc.

Control Number: 19108837

Text Being Amended is:
STOCK: The corporation will authorize the following number of shares: 12,000,000

The Amended text shall now read:
STOCK: The corporation will authorize the following number of shares: 20,000,000

Amendments are Adopted by the board of directors with Shareholder approval.

Date of Adoption: 03/01/2023

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on 03/03/2023.

Signature



Alfonzo Thurman
Officer



OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
2 Martin Luther King Jr. Dr. SE
Suite 313 West Tower
Atlanta, Georgia 30334
(404) 656-2817
sos.ga.gov

Electronically Filed
Secretary of State
Filing Date: 3/1/2023 9:09:27 AM

Secretary of State

TRANSMITTAL INFORMATION FORM
BUSINESS AMENDMENT

1. **Recruiting Analytics Inc**
   Entity Name

   19108837
   Entity Control No.

2. **Alfonzo Thurman, Thurman**
   Name of Person Filing Business Amendment

1005 Havenview Ln	**Snellville**	**GA**	**30078**
Address	City	State	Zip Code

3. Submitted with this filing is a filing fee of $20.00 payable to "Secretary of State". Filing fees are non-refundable.

   I understand that this Transmittal Information Form is included as part of my filing, and the information on this form will be entered in the Secretary of State business entity database. I certify that the above information is true and correct to the best of my knowledge.

   Alfonzo Thurman
   Signature of Authorized Person

Recruiting Analytics Inc

#549 885 Woodstock Rd• Roswell, GA, Suite 430, 30075• Phone: 7702985114 •] E-Mail: athurman@recruiting-analytics.com Web: www.recruiting-analytics.com

ARTICLES OF INCORPORATION for Recruiting Analytics Inc
Prepared on April 02, 2022

INCORPORATORS:

Name: Alfonzo Thurman II
Capacity: Organizer
Street Address: 1005 Havenview Ln
City, State, Zip: Snellville, Georgia 30078
County: Gwinnett
Telephone: 7702985114

Name: Cory Yates

Address: 220 Wind Shadow Ct

City, State, Zip: Roswell, Georgia 30075

County: Fulton

Telephone: 4702951682

CORPORATION NAME:
Legal Name: Recruiting Analytics Inc
Trade Name: Recruiting Analytics or Reel Analytics AI

PRINCIPAL PLACE OF BUSINESS:
The address where the corporation's principal place of business will be located is:
Street Address: #549 885 Woodstock Rd
City, State, Zip: Roswell, Georgia 30075
County: Fulton

Telephone: 4702951682

Mailing Address: #549 885 Woodstock Rd Suite 430

City, State, Zip: Roswell, Georgia 30075

County: Fulton

BUSINESS ACTIVITIES: This corporation will begin on April 04, 2022, with an initial number of employees of approximately 2, and anticipated first year gross revenues of approximately $50,000.00.

The primary activities of the corporation can be described as follows: Sports player analysis services.

GEOGRAPHICAL AREA OF BUSINESS OPERATIONS:

The business will conduct its operations in the following geographical area: US Nation wide.

STOCK:

The corporation will authorize the following number of shares: 12,000,000

The shares will be: no par value

FISCAL YEAR: January 01-December 31

The shareholders will have preemptive rights with respect to additional shares of stock sold by the corporation.

The shareholders will be required to first offer their shares to the corporation before selling to other parties.

DIRECTORS:

The following persons will be the initial directors of the corporation:

Name: Cory Yates
Address: 220 Wind Shadow Ct City, State, Zip: Roswell, Georgia,
30075 County: Fulton
Telephone: 470 2951682

Name: Alfonzo Thurman II
Address: 1005 Havenview Ln
City, State, Zip: Snellville, Georgia 30078
County: Gwinnett
Telephone: 7702985114

Each director will serve for a term of 3 years.

The directors will not be personally liable to the corporation or its shareholders for obligations arising out of the performance of the directors' duties.

OFFICERS:

The following persons will be elected to fill the respective offices:
President: Cory Yates
Address: 220 Wind Shadow Ct
City, State, Zip: Roswell, Georgia 30075
County: Fulton
Telephone: 470 2951682

Vice President: Alfonzo Thurman II
Address: 1005 Havenview Ln City, State,
Zip: Snellville, Georgia 30078
County: Gwinnett
Telephone: 7702985114
The corporation will defend the directors and officers against lawsuits.

Business transactions between the corporation and its officers and directors will be allowed.

Instruments which relate to an interest in real estate must be signed by the following:

Cory Yates, Alfonzo Thurman II

The officers are authorized to do the following:
Open a corporate bank account
Obtain a bank loan
Elect Subchapter "S" tax status
Lease office space

Employment agreements will be authorized with the following officers:

Cory Yates

Alfonzo Thurman II

SHAREHOLDERS:

Name: Cory Yates
Address: 220 Wind Shadow Ct
City, State, Zip: Roswell, Georgia 30075 County: Fulton
Telephone: 4702951682
Percentage ownership of corporation: 60%
Amount to contribute: $255,000.00

Name: Alfonzo Thurman II
Address: 1005 Havenview Ln
City, State, Zip: Snellville, Georgia 30078 County: Gwinnett
Telephone: 7702985114
Percentage ownership of corporation: 40%
Amount to contribute: $138,500.00

VOTING:

All matters that require a vote of shareholders shall be approved by a simple majority vote.

Action may be taken without a meeting if two-thirds of the shareholders consent to the action in writing.

An amendment to the bylaws shall be approved by two-thirds.

MEETINGS:

Shareholder meetings will be held at TBD unless otherwise specified in a notice to the shareholders.

ORGANIZATIONAL EVENTS:

Date of first annual shareholders meeting: July 14, 2022
Time: 12:00pm
Location: Atlanta, GA

SEAL:

The corporation will not have a corporate seal.

STOCK CERTIFICATES:

The corporation will not, unless requested, issue stock certificates

REGISTERED AGENT:
The name and address of the registered agent of the corporation is:

Name: Alfonzo Thurman II
Company Name: Recruiting Analytics Inc
Address:
1005 Havenview Ln
City, State, Zip: Snellville, Georgia 30078
County: Gwinnett
Telephone: 7702985114

OFFICERS

Cory Yates
____
Cory Yates
Incorporator

Alfonzo Thurman II
____
Alfonzo Thurman II
Incorporator